FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated December 22, 2015

TRANSLATION

Autonomous City of Buenos Aires, December 22, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors and the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations, in order to report changes in the composition of the Board of Directors of YPF S.A. and the Senior Management Structure of YPF S.A.

In this regard, please be advised that the Board of Directors of the Company, at its meeting held on December 22, 2015, ratified the CEO and the other Vice Presidents pertaining to the Senior Management Structure of the Company.

Additionally, please be advised that the Company received a notice from the National State shareholder stating that Mr. Emilio José Apud has been designated as a Director for Class “A” shares.

Please also be advised that the Board of Directors of the Company considered and resolved to accept the resignations of Mr. Héctor Walter Valle, Mr. José Iván Brizuela, Mr. Sebastián Uchitel, Mr. Ignacio Perincioli, Mr. Jorge Manuel Gil and Mr. Omar Chafí Félix as Directors, and of Mr. Edgardo Raúl Valfre, Mr. Oscar Alfredo Cretini and Mr. Francisco Ernesto García Ibáñez as Alternate Directors for the Class D Shares, respectively, for strictly personal reasons.

In addition, in accordance with article 258 of the General Companies Law 19,550 and article 13 of the Bylaws –Vacancies–, the members of the Supervisory Committee for Class D shares designated Mr. Miguel Ángel Gutiérrez, Mr. Carlos Felices, Mr. Fabián Jorge Rodríguez Simón and Mr. Daniel Gustavo Montamat as Directors for Class D shares as a result of the vacancies produced by the resignations set forth in our prior communication of December 4, 2015; and Mr. Juan Franco Donnini, Mr. Néstor José Di Pierro and Mr. Enrique Andrés Vaquié as Directors for Class D shares to replace Mr. Ignacio Perincioli, Mr. Jorge Manuel Gil and  Mr. Omar Chafí Félix; and Mr. Pedro Martín Kerchner Tomba, Mr. Lucio Mario Tamburo and Mr. Luis Gustavo Villegas as Alternate Directors for Class D shares, to replace Mr. Edgardo Raúl Valfre, Mr. Oscar Alfredo Cretini and Mr. Francisco Ernesto García Ibáñez. The term of all these designations will run until the election of new directors at a shareholders meeting.

At the same meeting, the Board of Directors designated Mr. Germán Fernández Lahore as Legal Affairs Corporate Vice-President. In addition, please be advised that Ms. Doris Capurro will no longer serve in the role of  Communication and Institutional Relations Vice-President.

Finally, we regret to inform you of the passing of Mr. Héctor Valle, a member of the Board of Directors of the Company and of its Audit Committee.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 23, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer